# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carisma Therapeutics Inc., CIK 0001485003
CUSIP: 14216R101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3675 Market Street, Suite 401, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-033949
Filed by CIK 0002014668

## Reporting persons
- AbbVie Biotechnology Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 1,855,871; sole dispositive power 0; shared dispositive power 1,855,871; aggregate amount beneficially owned 1,855,871 (4.4% of the class)
  Comment: The reported percentage is calculated based upon 41,788,096 shares of Common Stock outstanding as of March 26, 2025, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 31, 2025.

## Item 1. Issuer
Name of issuer: Carisma Therapeutics Inc.
Address of issuer's principal executive offices: 3675 Market Street, Suite 401, Philadelphia, PA, 19104

## Item 2. Person Filing
Name of person filing: AbbVie Biotechnology Ltd.
Address of principal business office or, if none, residence:
Thistle House, 4 Burnaby Street

Hamilton HM 11, Bermuda
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The number of shares and percentages reflected herein include sales of common stock from March 31, 2025 through the date hereof.

The Board of Directors of AbbVie Biotechnology Ltd., which consists of Lindsey Bristow, Wayne Klintworth, Jonathan C. Clipper, Stephen Muldoon and Arthur Price and acts by majority vote, exercises voting and investment discretion of the reported securities. Each of Ms. Bristow and each of Messrs. Klintworth, Clipper, Muldoon and Price disclaim beneficial ownership of the reported securities and the filing of this statement shall not be deemed an admission of such beneficial ownership for purposes of Section 13.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AbbVie Biotechnology Ltd.: /s/ Arthur C. Price, Arthur C. Price/Director (04/25/2025)